SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 31721; 812-14413]

BPV Capital Management, LLC and BPV Family of Funds; Notice of Application

July 21, 2015

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application under section 6(c) of the Investment Company Act of 1940 ("Act") for an exemption from section 15(a) of the Act and rule 18f-2 under the Act, as well as from certain disclosure requirements in rule 20a-1 under the Act, Item 19(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A under the Securities Exchange Act of 1934, and Sections 6-07(2)(a), (b), and (c) of Regulation S-X ("Disclosure Requirements"). The requested exemption would permit an investment adviser to hire and replace certain sub-advisers without shareholder approval and grant relief from the Disclosure Requirements as they relate to fees paid to the sub-advisers.

Applicants: BPV Family of Funds (the "Trust"), a Delaware statutory trust registered under the Act as an open-end management investment company with multiple series, and BPV Capital Management, LLC, a Delaware limited liability company registered as an investment adviser under the Investment Advisers Act of 1940 ("BPV" or the "Adviser," and, collectively with the Trust, the "Applicants").

Filing Dates: The application was filed January 8, 2015, and amended on June 10, 2015.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on August 17, 2015, and

should be accompanied by proof of service on the applicants, in the form of an affidavit or, for

lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state

the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the

matter, the reason for the request, and the issues contested. Persons who wish to be notified of a

hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE,

Washington, DC 20549-1090. Applicants: Michael R. West, BPV Family of Funds, 9202 South

Northshore Drive, Suite 300, Knoxville, TN 37922; and Jeffrey T. Skinner, Esq., Kirkpatrick,

Townsend & Stockton LLP, 1001 W. Fourth Street, Winston-Salem, NC 27101.

For Further Information Contact: Emerson S. Davis, Senior Counsel, at (202) 551-6868, or

Daniele Marchesani, Branch Chief, at (202) 551-6821 (Division of Investment Management,

Chief Counsel's Office).

Supplementary Information: The following is a summary of the application. The complete

application may be obtained via the Commission's website by searching for the file number, or

an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by

calling (202) 551-8090.

Summary of the Application

     1.   The Adviser will serve as the investment adviser to the Funds pursuant to an

investment advisory agreement with the Trust (the "Advisory Agreement").[1] The Adviser will

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[1]   Applicants request relief with respect to any existing and any future series of the Trust and any other registered open-end management company or series thereof that: (a) is advised by BPV or its successor or by a person controlling, controlled by, or under common control with BPV or its successor (each, also an "Adviser"); (b) uses the manager of managers structure described in the application; and (c) complies with the terms and conditions of the application (any such series, a "Fund" and collectively, the "Funds"). For purposes of the requested order, "successor" is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

provide the Funds with continuous and comprehensive investment management services subject to the supervision of, and policies established by, each Fund's board of trustees ("Board"). The Advisory Agreement permits the Adviser, subject to the approval of the Board, to delegate to one or more sub-advisers (each, a "Sub-Adviser" and collectively, the "Sub-Advisers") the responsibility to provide the day-to-day portfolio investment management of each Fund, subject to the supervision and direction of the Adviser. The primary responsibility for managing the Funds will remain vested in the Adviser. The Adviser will hire, evaluate, allocate assets to and oversee the Sub-Advisers, including determining whether a Sub-Adviser should be terminated, at all times subject to the authority of the Board.

      2.   Applicants request an exemption to permit the Adviser, subject to Board approval, to hire certain Sub-Advisers pursuant to Sub-Advisory Agreements and materially amend existing Sub-Advisory Agreements without obtaining the shareholder approval required under section 15(a) of the Act and rule 18f-2 under the Act.[2] Applicants also seek an exemption from the Disclosure Requirements to permit a Fund to disclose (as both a dollar amount and a percentage of the Fund's net assets): (a) the aggregate fees paid to the Adviser and any Affiliated Sub-Adviser; and (b) the aggregate fees paid to Sub-Advisers other than Affiliated Sub-Advisers (collectively, "Aggregate Fee Disclosure"). For any Fund that employs an Affiliated Sub-Adviser, the Fund will provide separate disclosure of any fees paid to the Affiliated Sub-Adviser.

      3.   Applicants agree that any order granting the requested relief will be subject to the terms and conditions stated in the Application. Such terms and conditions provide for, among

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[2]   The requested relief will not extend to any Sub-Adviser that is an affiliated person, as defined in section 2(a)(3) of the Act, of a Fund or the Adviser, other than by reason of serving as a sub-adviser to one or more of the Funds ("Affiliated Sub-Adviser").

other safeguards, appropriate disclosure to Fund shareholders and notification about sub-

advisory changes and enhanced Board oversight to protect the interests of the Funds'

shareholders.

4.   Section 6(c) of the Act provides that the Commission may exempt any person,

security, or transaction or any class or classes of persons, securities, or transactions from any

provisions of the Act, or any rule thereunder, if such relief is necessary or appropriate in the

public interest and consistent with the protection of investors and purposes fairly intended by the

policy and provisions of the Act. Applicants believe that the requested relief meets this standard

because, as further explained in the Application, the Advisory Agreements will remain subject to

shareholder approval, while the role of the Sub-Advisers is substantially similar to that of

individual portfolio managers, so that requiring shareholder approval of Sub-Advisory

Agreements would impose unnecessary delays and expenses on the Funds. Applicants believe

that the requested relief from the Disclosure Requirements meets this standard because it will